United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No. 5)

Renaissance Learning, Inc.
-------------------------------------
(Name of Issuer)

Common Stock, $.01 par value
---------------------------------------
(Title of Class of Securities)

00757K100
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(CUSIP Number)

December 31, 2001
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(Date of Event Which Requires Filing of this Amendment)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[X] Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing in this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Schedule 13G

CUSIP No. 00757K100
1.	NAME OF REPORTING PERSON
Judith Ames Paul
IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5.	SOLE VOTING POWER
11,907,544*
6.	SHARED VOTING POWER
N/A
7.	SOLE DISPOSITIVE POWER
11,907,544*
8.	SHARED DISPOSITIVE POWER
N/A
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,907,544*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
X*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
34.4%**
12.	TYPE OF REPORTING PERSON
IN
*

Does not include 11,907,544 shares of Renaissance Learning, Inc. Common Stock, $0.01 par value per share ("Common Stock"), beneficially owned by reporting person's spouse. Reporting person disclaims beneficial ownership of all such shares. Includes options for 42,992 shares of Common Stock which are exercisable as of December 31, 2001, or within 60 days of such date.

**	Together, reporting person and her spouse beneficially own approximately 68.7% of the Common Stock outstanding.

Schedule 13G

CUSIP No. 00757K100
ITEM 1(a). NAME OF ISSUER
Renaissance Learning, Inc.
ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
2911 Peach Street Wisconsin Rapids, Wisconsin 54995-8036
ITEM 2(a). NAME OF PERSON FILING
Judith Ames Paul
ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
2911 Peach Street Wisconsin Rapids, Wisconsin 54995-8036
ITEM 2(c). CITIZENSHIP
U.S.A.
ITEM 2(d). TITLE OF CLASS OF SECURITIES
Common Stock, $.01 par value
ITEM 2(e). CUSIP NUMBER
00757K100
ITEM 3.
N/A
ITEM 4. OWNERSHIP
(a) (b) (c)

Amount Beneficially Owned: 11,907,544*
Percent of Class: 34.4%**
Number of Shares as to which such person has:
(i)     sole power to vote or direct the vote: 11,907,544*
(ii)    shared power to vote or direct the vote: N/A
(iii)   sole power to dispose or to direct the disposition of: 11,907,544*
(iv)   shared power to dispose or to direct the disposition of: N/A

*

Does not include 11,907,544 shares of Renaissance Learning, Inc. Common Stock, $0.01 par value per share ("Common Stock"), beneficially owned by reporting person's spouse. Reporting person disclaims beneficial ownership of all such shares. Includes options for 42,992 shares of Common Stock which are exercisable as of December 31, 2001, or within 60 days of such date.

** Together, reporting person and her spouse beneficially own approximately 68.7% of the Common Stock outstanding.
ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
N/A
ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
N/A
ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
N/A
ITEM 9. NOTICE OF DISSOLUTION OF GROUP
N/A
ITEM 10. CERTIFICATION
N/A

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of the 29th day of January, 2002.

/s/ Judith Ames Paul Judith Ames Paul